

INVEST IN **PUMP FOR JOY**

Disposable, biodegradable breast milk collection kits for moms on the go

pumpforjoy.com Davidson, NC

Highlights

1. North Carolina Micro Grant Recipient
2. 1st place in the 2024 53 Ideas Pitch Competition
3. Pitched at the Health Innovation Pitch Party



4 Patent-pending design & trademark submitted with early demand

Featured Investor



Adrian Smith
Syndicate Lead

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Invested $50,000



Equilibrium Impact Ventures funds companies solving for the Social Determinants of Health.

"As a small business owner and early stage investor, I know how hard it is to build a company. We have been following Pump for Joy over the course of this year and I have come to admire the team for their knowledge and focus. They bring subject matter expertise and experience building and operating, but they don't brush off questions or unknowns. They dig deep and try to understand. Our fund partners bring experience with fundraising, patents, FDA, and building brands. We invest in companies that can improve our health as a nation. We know that breastfeeding improves health outcomes for babies and mothers, putting less strain on our health care system and improving all of our lives. We also love that this novel application of material science will lead to less plastic in our landfills. As Pump for Joy finds success with disposable, biodegradable breast pump parts, they may find other applications for their materials and their core competencies, introducing new products that continue to improve our health."

Our Team



Erin Martin Co-Founder & CEO

Seasoned product leader with 10+ years of experience launching 0→1 products to market. She's led cross-functional teams, driven go-to-market strategy, and built scalable solutions across various fintech and consumer sectors.



Vanessa Parker Co-Founder & COO

Serial entrepreneur with 15+ years of experience launching mission-driven ventures, including Divas In Defense and PinkBoss. She's helped thousands of women build businesses and now brings that expertise to lead ops at Pump for Joy.

As working moms, we've experienced firsthand how hard pumping outside the home can be. We're building Pump For Joy to solve a problem we lived—so that no other mom has to feel unsupported.

Pumping while parenting isn't just inconvenient. It's a constant, invisible labor. Moms must clean and sanitize multiple pump parts several times a day, often in cars, closets, or public bathrooms. The **CDC's recommended cleaning process** after each use is hard to follow even in the best conditions. Breastfeeding is encouraged by society, but moms who pump get very little support.



Breast milk is beautiful. Pumping...sucks.

The good: Breast milk is nutrient-rich, immune-boosting, and lowers health risks for moms and babies alike.

The bad: Active moms must pump away from home to maintain those benefits.

The ugly: They pump in cars, closets, or bathrooms, and the CDC's 8-step cleaning process is impossible to follow on the go.

Society promotes breastfeeding, but it's not set up to support active moms who pump.

More moms stop breastfeeding sooner than they planned because of the **inconvenience of**

Percentage of infants who are breastfed:

Ever.*	84.1%
At 6 months.*	59.8%
At 1 year.*	39.5%
Exclusively through 3 months.*	46.5%
Exclusively through 6 months.*	27.2%
Receive formula supplementation within the first 2 days of life.*	20.5%

pumping than because
of **physical pain** .

*Current rates represent infants born in 2021, National Immunization Survey – Child 2022–2023.

Reasons for Earlier Than Desired Cessation of Breastfeeding
Odom EC, Li R, Scanlon KS, Perrine CG, Grummer-Strawn L.
2013 Mar;131(3):e726-32

Cleaning pump parts is one of the biggest pain points for pumping moms.

Every pumping session requires multiple parts to be rinsed, cleaned, air dried, and reassembled several times a day. Moms find themselves scrubbing pieces in office sinks, car cup holders, or cramped public restrooms. It's time-consuming and usually unsanitary.



Pump for Joy eliminates the cleanup. Our **patent-pending product** includes every single part that comes into contact with milk, made for one-time use and fully biodegradable. Just pump, toss, and get on with your day.

Our kits are made from biodegradable materials that break down in months/years, unlike traditional plastic that lingers for 450 years.


Real emails from waitlist campaign leads
I would love to be apart of your beta group. I'm 4mts pp and triple feed my little girl so anything that helps cut my total pumping time down(cleanup and break down included) would be great!
I would be happy to participate! This sounds like something that'll be amazing!
That would be great! I am due anytime now and have had an oversupply with my last two babies so I was looking for a way to not wash parts as often
I would be happy to participate. Thank you for this wonderful opportunity, I'm very much looking forward to trying out your products.
I would love to take part in beta testing, I'm super excited about this product.
I am interested in being apart of the beta group. I have a 10 week old baby boy who I am breastfeeding and now that I am back at work I am pumping also. I find sometimes it's hard or inconvenient to pump because of not having availability to wash parts in between pump sessions
Thank you so much! Sounds exciting! I can't wait. I'd love to not be able to constantly be washing parts!
I would be interested in being a part of the beta group. As an exclusive pumping mom at work, I have very high hopes for this product. Thank you for the opportunity.
I would be happy to participate. You are doing a wonderful thing for mothers and I am very appreciative!
Such a unique idea - esp for not having to wash pump parts daily. I would love to be part of the beta group, whenever that opportunities comes up!
I would be happy to participate.
I'm an exclusively pumping mom. And washing the parts are the worst!
I am very interested. I'm a exclusively pumper so even if I onlunhad to wash half the amount that would be amazing

We're building a membership-based business model that delivers convenience to moms' doorsteps. Kits are sold through a subscription membership to ensure consistent supply, engagement, and monthly recurring revenue.


Essential Membership
$29/mo
4 disposable 2-packs/month
Signature Membership
$49/mo
8 disposable 2-packs/month
Premium Membership
$89/mo
16 disposable 2-packs/month

We're raising our first tranche of $100K Pre-Seed to take our prototype to the next critical milestone:

- Pilot prototypes made of biodegradable materials
- Alpha testing and design finalization
- FDA prep and regulatory pathway clarity
- Partnership development
- Pay for co-founder and support staff

- Business operations and legal setup


Go-to-market strategy
Phase 1: DTC Launch
Branded website + Influencer UGC + paid media, partnerships with lactation consultants & doulas Target: Affluent working moms (25–40)
Phase 3: Hospital/Clinical
Integrate into postpartum discharge bundles, focusing on baby-friendly hospitals & NICUs
Phase 2: Employer Sales
Offer as a parental wellness benefit through channels such as HR platforms (Carrot, Maven) + direct to employers
Phase 4: Retail
Amazon, Target, Walmart, BuyBuyBaby, etc, once costs have gone down with production scale

Forward-looking statements are not guaranteed.

Our Partners & Supporters:

NC IDEA: A foundation that supports early-stage startups in North Carolina through grants and mentorship. Their programs help entrepreneurs grow and launch their businesses.

53 Ideas Pitch Competition: Regional competition where entrepreneurs submit a 53-second pitch. Winners receive funding and coaching. Pump for Joy won 1st place in 2024.

LaunchCLT: Charlotte,NC-based network that connects startups with mentors, investors, and resources to help them grow.

Advisory5: Strategic advisory group that helps startups with business planning, growth strategy, and operations.

Medpoint Consulting: Regulatory consulting firm that helps health and medical product companies meet FDA standards.

Dear Supporters,

Thank you for taking the time to learn about our journey. Pump for Joy was born from our own lived experiences and the desire to make life easier for moms who give so much every day.

We're excited to share this moment with you. Your support helps us launch a category-defining product that could change the pumping experience for millions.

Thank you for investing in our mission. Let's make breastfeeding easier, together.

Erin & Vanessa 💜

Downloads


Product Demo


Pump For Joy Pitch Deck May2025.pdf


PFJ Pro Forma Aug2025 1 .xlsx